

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Bravo Brio Restaurant Group, Inc.
Saed Mohseni
President and CEO
777 Goodale Boulevard, Suite 100
Columbus, OH 43212

> **Re: Bravo Brio Restaurant Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 2, 2010**
> **File No. 333-167951**

Dear Mr. Mohseni:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your filing includes placeholders for certain information that will be included at a later date, and that several exhibits will be filed by amendment. Please be advised that we may have additional comments once we have had an opportunity to review such information.

2. Please file your bylaws as an exhibit to the registration statement. Refer to Item 601 of Regulation S-K.

3. Your disclosure includes different figures for the total number of your restaurants. For example, the map on the inside front cover shows 84 restaurants, the number stated on page 1 is 83 as of March 28, 2010, and the number described on page 60 and 68 is 85 as of June 27, 2010. Please revise throughout the prospectus for consistency.

4. Please revise to eliminate marketing language throughout your prospectus, as we believe such language does not create or enhance meaningful disclosure upon which investors make an investment decision and are inappropriate in a disclosure document. These include, but are not limited to, terms or phrases such as:
    - "Genuinely Delicious" and "finest and freshest ingredients" on the graphics pages,
    - "fast growing", "leading", and "high-quality" on page 1 and elsewhere,
    - "Upscale Affordable" on page 1 and elsewhere.

5. Please revise your disclosure to provide a basis for the follow assertions or beliefs, or revise to remove the relevant statements:
    - the use of "discounting programs" by many of your competitors on page 4 and elsewhere,
    - the "strong unit economics, proven track record of financial results and broad guest appeal" that your believe provide significant growth potential on page 41,
    - the "highest quality food, service, and ambiance when compared to [y]our national competitors" on page 58, and
    - that you "are among a short list of multi-location restaurants that are specifically named as co-tenants by highly-respected national retailers" on page 60 and elsewhere.

6. Please provide us with the reports cited throughout your registration statement, such as those by National Restaurant Association and Technomic referenced on page 66. Also, tell us whether this information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the sources are not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that party should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may be able to adopt some of these statements as your own.

7. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

8. Provide a currently dated consent from the independent public accountant in the amendment.

Registration Statement Cover Page

9. Please revise your table to include the amount of securities to be registered.

Prospectus Cover Page

10. Please delete references to joint book-running managers and co-managers from the cover page.

Industry and Market Data, page ii

11. Please revise to remove any reference that you are disclaiming the accuracy and completeness of third-party information because you are responsible for the disclosure contained in your document.

Prospectus Summary, page 1

12. Please balance your disclosure in the prospectus summary, business section, and MD&A section by highlighting declining revenues on a per restaurant basis and your losses for three fiscal years prior to year 2009, and also include your net loss for the most recent interim stub.

13. You quantify revenues and adjusted EBITDA in 2005 and 2009 and their respective annual compound growth rates between those dates. Please revise your disclosure here and in the Business section on page 56 to also disclose comparable data for net income (loss) and ensure that it is given prominence over adjusted EBITDA.

14. In the paragraph in which you disclose growth in adjusted EBITDA from 2005 to 2009, you also state that you have demonstrated your growth and the viability of your brands in a wide variety of markets in the U.S. For balance, please revise this paragraph to disclose the cumulative percentage change in average sales per comparable restaurant over the corresponding period and your total retained deficiency as of the most recent balance sheet date.

15. Please revise your summary to provide a brief yet more focused comparison and contrast between your Bravo and Brio restaurant brands. In addition, please clarify your statement on page 57 that the two brands are "highly complementary."

16. Please remove your references on pages 3 and 58 to Apple, William Sonoma and J. Crew.

17. We note your statement on page 4 that your 2009 openings "generated one of the best year-one returns on investment in [your] history." Please quantify this return on investment in the summary and on page 59 or revise to remove this statement.

Summary Historical Consolidated Financial and Operating Data, page 9

18. Please delete the following statement: "The summary financial data presented below represent portions of our financial statements and are not complete."

Risk Factors, page 12

19. Please include a risk factor disclosing the potential conflict of interests of your sponsors.

Changes in food availability and costs, page 15

20. We note your reference to contracts with a number of key suppliers in this section and on page 58. Please revise to identify these suppliers and, if these contracts are material to you, file them as exhibits to your registration statement.

We will incur increased costs and obligations, page 23

21. Please provide an estimate of the expected additional costs you will incur as a public company.

Use of Proceeds, page 32

22. Please revise to include maturity dates for your loans to be repaid from the proceeds of the offering. Refer to Instruction 4 to Item 504 of Regulation S-K.

Selected Historical Consolidated Financial and Operating Data, page 37

23. The line item captioned "total costs and expenses" does not appear to include all costs and expenses. Please revise accordingly.

Our Growth Strategies and Outlook, page 41

24. Please briefly explain what you mean by "disciplined restaurant growth."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Quarter Ended March 28, 2010 Compared to Quarter Ended March 29, 2009, page 43

Revenues, page 43

25. We note your disclosure regarding the changes in comparable restaurant sales, average check and guest counts. In addition to providing these percentages, please revise to quantify the aggregate impacts of these changes on revenues. For example, please revise to quantify the actual dollar amount of aggregate revenue change during the period attributed to a change in guest count.

26. Please revise to discuss and analyze the reasons for changes in costs of sales in dollars. In your revised disclosure, please quantify and discuss the significant components of costs of sales.

27. We note that you discuss certain factors to which changes are attributable, but you do not quantify some of these factors. For example, you state that labor costs decreased as a percentage of revenues due to lower management salaries, improved hourly labor efficiency and modestly lower worker's compensation costs, but you do not quantify each of the different factors. Please revise to analyze and quantify all material factors.

Liquidity, page 47

28. Please revise to discuss cash provided by operating activities in terms of cash. For example, discuss cash received from customers, cash paid to suppliers, etc. Please refer to section IV.B.1 of FR-72 for guidance.

Capital Resources, page 48

29. Please discuss off-balance sheet arrangements in a separately-captioned section. Refer to Item 303(a)(4) of Regulation S-K.

Significant Accounting Policies, page 50

30. You state that assessing impairment of long-lived assets requires the use of estimates and assumptions, which are based upon a significant degree of judgment, but you do not describe those estimates and assumptions. Please expand and enhance disclosures in Critical Accounting Policies to supplement, not duplicate, the description of the accounting policy that is already disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to FR-72 and FR-60 for guidance.

Business

Our Business Strengths, page 57

31. You state that favorable lease terms help to drive strong returns on capital for your shareholders. You also state that you have successfully opened and operated both of your brands in multiple geographic regions and achieved attractive rates of return on your invested capital (ROIC). Please revise here and in the Prospectus Summary on page 4 to disclose your company's return on invested capital for each of the fiscal years 2007 to 2009. Also, please revise to provide your calculation of ROIC.

Real Estate, page 60

32. We note your disclosure that you currently lease 81 and own four restaurant sites. However, on page F-7 you state that you are "contractually committed to lease four restaurants." Please revise for consistency or advise.

Restaurant Operations, page 61

33. We note your description of the bonus plan for each restaurant's general manager, executive chef, assistant managers and sous chefs and the plan's importance for your long-term success. Footnote 9 on page F-15, however, states that you have discontinued this plan. Please revise for consistency or advise.

Sourcing and Supply, page 61

34. Please quantify what percentage of your supplies you purchase from US Foodservice and Distribution Market Advantage.

Competition, page 66

35. Please revise here and in the risk factor on page 16 to explain how you identified your primary competitors.

Properties, page 68

36. Please reconcile the range of initial lease terms and expiration dates between your disclosure here and on page F-14 of your financial statements.

Code of Ethics, page 77

37. We are unable to locate your code of business conduct and ethics on your website. Please confirm that you will post it on your website or file it as an exhibit to your registration statement prior to effectiveness.

Compensation Discussion and Analysis, page 78

38. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Equity Compensation, page 81

39. Please reconcile your disclosure on pages 81 and 85 relating to outstanding options with the number of shares you disclosed on page 36.

Change-in-Control, page 86

40. Please confirm that prior to effectiveness, you will revise to disclose whether the stock options will vest and whether Mr. Mohseni will receive a payment under the terms of his employment agreement as a result of this offering.

Director Compensation, page 86

41. It appears from your disclosure that Mr. Doody became a director in 2009. Please revise to include his compensation in the director compensation table or advise. Refer to Item 402 of Regulation S-K.

Principal and Selling Shareholders, page 89

42. Please advise us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

43. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please revise to state that the selling shareholders may be deemed underwriters.

Material U.S. Federal Tax Considerations For Non-United States Holders, page 101

44. Please revise throughout this section to state that investors are encouraged to consult their own tax advisors, rather than stating that they should consult their tax advisors.

Commissions and Expenses, page 104

45. Please revise the table on page 105 to show the separate amount to be paid by you and the selling shareholders. Refer to Item 508(e) of Regulation S-K.

Index to Financial Statements

Consolidated Statements of Operations, Page F-4

46. As certain significant restaurant operating costs, such as depreciation on restaurant equipment and leasehold improvements and pre-opening costs are excluded from the sub-total titled "Total restaurant operating costs," please revise to either eliminate this sub-total and include parenthetical disclosure to the heading titled "Restaurant operating costs" to indicate that it is shown exclusive of these items or revise to reclassify these items to restaurant operating costs.

Consolidated Statement of Cash Flows, page F-6

47. Please revise the order of fiscal year data in your supplemental disclosure of interest paid to be consistent with the order of fiscal years in the financial statements.

48. We note from your disclosure in note 5 to the financial statements that your Note Agreement allows for the deferral of interest payments, which is typically referred to as payment in kind (PIK). We also note from your statements of cash flows that you appropriately classify the deferral of interest (issuance of PIK notes) as a non-cash adjustment to reconcile net income (loss) to operating cash flows. Given that the PIK notes are, in substance, accruals for interest incurred but not yet paid, please confirm to us that you plan to classify subsequent payments of deferred interest as operating cash outflows. Refer to ASC 230-10-45-17d and 28a for guidance. In addition, to more plainly describe the non-cash adjusting item, please consider captioning "interest capitalized in note agreement" as "interest incurred but not paid" or similar.

Note 1. Summary of Significant Accounting Policies

Net Income (Loss) Per Share, page F-9

49. Please revise to state that net income per share is computed by dividing net income (loss) attributed to common shareholders by the weighted average number of common shares outstanding during the reporting period.

Note 8. Leases, page F-14

50. Please tell us why rent expense of $12.1 million for 2009 is significantly less than future minimum rent payments of $18.4 million for 2010.

Note 11. Stock Option Plan, F-15

51. Please revise to disclose the specific performance conditions that must be met for stock options granted to become exercisable. Additionally, please disclose how you determined that it was not probable that these performance conditions would be met.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Lynnwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Carmen J. Romano, Esq.
        James Lebovitz, Esq.
        Derick S. Kauffman, Esq.
        (215) 655-2510